SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                    FORM 11-K

                     --------------------------------------



[X] Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 (No Fee Required)

                      For the Year Ended December 31, 2001

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

            For the transition period from __________ to __________

                         Commission file number 0-18348

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         BE Aerospace, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               BE Aerospace, Inc.
                               1400 Corporate Center Way
                               Wellington, FL  33414-2105

BE AEROSPACE, INC.
SAVINGS PLAN


Financial Statements as of December 31, 2001 and 2000 and the Three Fiscal Years in the Period Ended December 31, 2001, Supplemental
Schedules, and Independent Auditors' Report


TABLE OF CONTENTS


                                                                           PAGE

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS:
Statements of net assets available for benefits
  as of December 31, 2001 and 2000                                           2
Statements of changes in net assets available for benefits
  for the three fiscal years ended December 31, 2001, 2000, and 1999         3
Notes to financial statements for the three fiscal years ended
  December 31, 2001, 2000, and 1999                                          4

SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO THE DEPARTMENT
  OF LABOR'S RULES AND REGULATIONS:
Schedule of assets held for investment purposes
  as of December 31, 2001                                                   12
Schedule of reportable series of transactions
  for the year ended December 31, 2001                                      13
Signature                                                                   14

Exhibit 23
  Independent Auditors' Consent




Supplemental schedules are included pursuant to the Department of Labor's Rules and Regulations for Reporting and Disclosure. All other schedules required by the Department of Labor are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT



The Benefits Administrative Committee
BE Aerospace, Inc. Savings Plan
Wellington, Florida


We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for each of the three fiscal years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for each of the three fiscal years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001, and schedule of reportable series of transactions for the year ended December 31, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic 2001 financial statements taken as a whole.


Deloitte & Touche LLP
May 30, 2002
Costa Mesa, California

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

                                                                                 2001                      2000
                                                                        ------------------------ --------------------------
ASSETS:
Investments, at fair value:
  Investment in the PW Trust Company Pooled Trusts                            $59,804,137              $55,852,585
  BE Aerospace, Inc. common stock                                               5,492,781                8,318,291
  Loans to participants                                                           394,775                  242,173
                                                                              -----------              -----------

    Total investments                                                          65,691,693               64,413,049

RECEIVABLES:
Employer contributions                                                            246,827                   55,599
Employee contributions                                                            404,828                  137,280
                                                                              -----------              -----------

    Total receivables                                                             651,655                  192,879

CASH AND CASH EQUIVALENTS                                                       1,464,928                  360,647
                                                                              -----------              -----------

    Total assets                                                               67,808,276               64,966,575

LIABILITIES:
Distribution payable to participants                                              218,172                        -
Accrued plan asset transfer                                                     1,131,672                        -
                                                                              -----------              -----------

    Total liabilities                                                           1,349,844                        -
                                                                              -----------              -----------

NET ASSETS AVAILABLE FOR BENEFITS                                             $66,458,432              $64,966,575
                                                                              ===========              ===========

See independent auditors' report and notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE THREE FISCAL YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                                                                        2001                 2000                 1999
                                                               -------------------- ------------------- ----------------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                                  $64,966,575         $60,921,209          $59,217,898

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net appreciation in fair value of investments                                -             678,441            7,491,871
  Interest and dividends                                                  39,535              51,415               42,332
                                                                     -----------         -----------          -----------

    Total investment income                                               39,535             729,856            7,534,203

Contributions and rollovers                                           10,689,867           9,348,718           11,792,628

Transfer of assets from plans of acquired companies                    6,632,747           3,587,099                    -
                                                                     -----------         -----------          -----------

      Total additions to net assets                                   17,362,149          13,665,673           19,326,831

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

Net depreciation in fair value of investments                          7,414,060                   -                    -
Distributions to participants or their beneficiaries                   6,893,834           9,170,643            8,358,583
Plan administrative expenses                                             430,726             449,664              518,101

Accrued plan asset transfer                                            1,131,672                   -            8,746,836
                                                                     -----------         -----------          -----------

      Total deductions from net assets                                15,870,292           9,620,307           17,623,520
                                                                     -----------         -----------          -----------

NET INCREASE                                                           1,491,857           4,045,366            1,703,311
                                                                     -----------         -----------          -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                        $66,458,432         $64,966,575          $60,921,209
                                                                     ===========         ===========          ===========


See independent auditors' report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE THREE FISCAL YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999


1.     GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Description of Plan - Effective August 1, 1988, BE Aerospace, Inc. (the Company) adopted the BE Aerospace, Inc. Savings Plan (formerly the BE Aerospace, Inc. Savings and Profit Sharing Plan and Trust) (the Plan) as amended and restated, a defined-contribution retirement plan designed to qualify under Internal Revenue Code (IRC) Section 401(a) and 401(k) for the cash or deferred arrangement part of the Plan.

        Under the Plan, contributions are made on behalf of employees (participant(s)) who choose to defer a portion of their total gross pay. In June 2000, the Plan was amended to allow participants to request a hardship loan or make a hardship withdrawal, as specified by such amendment. Effective December 1994, the Plan was amended to allow participants to make a contribution election from 2% to 15%. Company contributions are made in the form of Company common stock (the Stock). Participants age 55 or older have the option of receiving the matching contribution in cash. The Stock is held by PW Trust Company (the Trustee) and reported at fair value as determined by published market prices. Resulting unrealized gains and losses are included in the statement of changes in net assets available for benefits.

        In August 2001, $5,467,338 was transferred into the Plan, and participant loans receivable of $33,737 were transferred to the Plan related to the 1998 acquisition of Flight Structures, Inc. In July 2000, $3,587,099 was rolled into the Plan related to the 1999 acquisition of SMR Technologies, Inc. In March 1999, $1,210,615 was rolled into the Plan, and participant loans receivable of $105,887 were transferred to the Plan related to the 1998 acquisition of Aerospace Lighting Corporation.

        Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting generally accepted in the United States of America and present the net assets available for benefits and the changes in those net assets.

        Company Contributions - The Plan provides for employer-matching contributions of the participant's contributions to be determined by Company management. During the years ended December 31, 2001 and 2000, matching contributions were 50% of deferrals up to 8% of eligible compensation (as defined) for a maximum matching contribution of 4%, and during the year ended December 31, 1999, matching contributions were 50% of deferrals up to 4% of eligible compensation (as defined).

        Termination Benefits and Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions, plus earnings thereon, is based on years of continuous service. Participants become fully vested after five years of credited service. On termination of service due to death, disability, or retirement, a participant shall become fully vested.

        Partial Termination of the Plan - Effective November 26, 2001, the Company determined that 20% of the participants of the Plan shall cease participation in the Plan due to unforeseen economic circumstances, and has, therefore, determined that the plan has been partially terminated subject to the provisions set forth in ERISA. Upon partial termination, each affected Participant's account balance becomes 100% vested if the Participant was employed by the Company on such date. A participant is deemed to have been affected by the partial termination if their employment terminates for any reason, other than by the Company or its subsidiaries for cause, during the period beginning September 1, 2001 and ending October 31, 2002.

        Forfeitures - Forfeited nonvested account balances of $445,611, $336,772, and $269,311 were used to reduce employer contributions in 2001, 2000, and 1999, respectively.

        Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments with initial maturities of 90 days or less.

        Investment in the PW Trust Company Pooled Trusts - The investment in the PW Trust Company Pooled Trusts (the Trusts) consists primarily of a guaranteed insurance contract (GIC) and certain debt and equity securities held by the Trusts. It is the policy of the Trusts to hold GIC investments until maturity. GIC investments are stated at contract value that approximates their fair value at December 31, 2001 and 2000, as determined by quoted or published market prices. All other investments are stated at their fair value.

        Investment Elections - With PW Trust Company as Trustee, participants may elect the following investment options:

            GIC Portfolio - Seeks to offer stability while maximizing current income through investments in fixed income securities, primarily insurance and bank investment contracts.

            Balanced Value Portfolio - Seeks to achieve long-term capital growth through investments in a diversified range of stocks, bonds, and other fixed income securities.

            Capital Growth Portfolio - Seeks to achieve long-term capital growth through investment in large capitalization stocks with positive earnings momentum.

            Strategic Balanced Portfolio - Seeks to invest in a blend of equity and fixed-income securities to achieve long-term capital growth.

            Strategic Growth Portfolio - Seeks to invest in growth companies across the capitalization spectrum to achieve long-term capital growth.

            Mid-Cap Value Portfolio - Seeks to generate a return in excess of the Russell Midcap Value Index over a full market cycle or rolling five-year average.

            Overseas Equity Portfolio - Seeks to invest in equity securities of non-U.S. companies in both mature and emerging economies around the globe.

            S&P 500 Index Portfolio - Seeks to replicate the return of the Standard & Poor's (S&P) 500 Composite Stock Price Index, a broad group of 500 selected large capitalization common stocks, before expenses are charged to the portfolio.

            Small Company Growth Portfolio - Seeks to invest in smaller market capitalization companies that have the potential for greater growth compared to the stock market and the overall economy.

            Concentrated Growth Portfolio - Seeks to generate a total return in excess of the Russell 1000 Growth Index over a three- to five-year investment horizon by investing in large- and mid-market capitalization companies.

            Conservative Bond Portfolio - Seeks to preserve capital, maintain market liquidity, and achieve a total return in excess of industry benchmarks without assuming undue risk.

            BE Aerospace, Inc. Common Stock - Investment in shares of BE Aerospace, Inc. common stock.

        Income Taxes - The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (IRC) and is intended to be exempt from taxation under 501(a) of the IRC. The Internal Revenue Service has determined and informed the Company by letter dated August 20, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. There were no significant amendments to the Plan between the date of the determination letter and December 31, 2001. Therefore, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Payments of Benefits - Benefits are recorded when paid. As of December 31, 2001, net assets available for benefits included distributions payable to participants of $218,172 to participants who have withdrawn from the Plan. There were no unpaid benefits to terminated participants of the Plan at December 31, 2000.

        Administrative Expenses - Administrative expenses are paid by the Plan.

        Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their employer contributions.

        Derivative Financial Instruments - The Plan does not presently engage in hedging activities. In addition, the Plan has reviewed its agreements and has determined that it has no derivative instruments, nor do any of its agreements contain embedded derivative instruments as of December 31, 2001. Accordingly, the adoption of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, on January 1, 2001, did not have a significant impact on the Plan's financial position or results of operations.

        Reclassifications - Certain 2000 and 1999 amounts have been reclassified to conform with the 2001 presentation.

        The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

2.     INVESTMENTS

        Investments consist of the following:

                                                                                       As of December 31, 2001
                                                                       ---------------------------------------------------------
                                                                                                                   Fair
                                                                            Units               Cost               Value
                                                                       ----------------- ------------------- -------------------
GIC Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     541,100         $12,489,695         $13,864,342
Balanced Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     170,850           5,198,211           6,838,477
Capital Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     371,917           8,623,471          10,595,778
Strategic Balanced Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     231,512           4,865,714           5,651,437
Strategic Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     295,890           6,872,025           5,615,498
Mid-Cap Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     273,139           5,414,406           7,447,139
Overseas Equity Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     119,203           2,483,419           2,479,398
S&P 500 Index Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     199,165           2,850,789           2,671,998
Small Company Growth Portfolio of the
  PW Trust Company Pooled Trust for Employee
  Benefits Plan                                                                16,129           1,067,106           1,105,755
Concentrated Growth Portfolio of the PW Trust
  Company Pooled Trust for Employee Benefits
  Plan                                                                        247,508           1,340,529           1,204,127
Conservative Bond Portfolio of the PW Trust
  Company Pooled Trust for Employee Benefits
  Plan                                                                         82,661           2,288,180           2,330,188
BE Aerospace, Inc. common stock                                               598,816           7,966,160           5,492,781

Loans to participants (5.75% to 13% annual percentage rate)                                       394,775             394,775
                                                                                              -----------         -----------

                                                                                              $61,854,480         $65,691,693
                                                                                              ===========         ===========


                                                                                   As of December 31, 2000
                                                                   ---------------------------------------------------------
                                                                                                                Fair
                                                                         Units               Cost               Value
                                                                   ------------------ ------------------- ------------------
GIC Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     378,410          $8,164,869          $9,197,133
Balanced Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     173,701           4,993,532           7,424,309
Capital Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     411,075           9,187,108          13,437,636
Strategic Balanced Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     224,706           4,496,634           6,013,902
Strategic Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     302,988           7,365,727           8,060,243
Mid-Cap Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     249,259           4,408,346           5,731,217
Overseas Equity Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     127,245           2,610,250           3,035,032
S&P 500 Index Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     110,681           1,794,599           1,705,377
Small Company Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                       8,160             643,058             597,266
Concentrated Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                      33,279             302,610             247,326
Conservative Bond Portfolio of the PW Trust Company
  Pooled Trust For Employee Benefits Plan                                      15,381             391,232             403,144
BE Aerospace, Inc. common stock                                               519,903           7,161,814           8,318,291

Loans to participants (6% to 13% annual percentage rate)                                          242,173             242,173
                                                                                              -----------         -----------

                                                                                              $51,761,952         $64,413,049
                                                                                              ===========         ===========

        All investments exceed 5% of net assets available for benefits, except for Overseas Equity Portfolio, S&P 500 Index Portfolio, Small Company Growth Portfolio, Concentrated Growth Portfolio, Conservative Bond Portfolio, and loans to participants as of December 31, 2001 and 2000.

        Investments are in the custody of the Trustee under a trust agreement with the Plan. The Trustee has no authority, however, for the purchase or sale of investments.

        During the years ended December 31, 2001 and 2000, net (depreciation) appreciation in fair value of the Plan's investments was $(7,414,060) and $678,441, respectively.

3.     ACCRUED PLAN ASSET TRANSFER

        During 2001, BE Aerospace acquired Alson Machine Company (Alson). Alson's Profit Sharing Plan was terminated, and the assets were transferred to the BE Aerospace Savings Plan to be held in trust until distribution. A liability for the assets pending distribution to former Alson Profit Sharing Plan participants has been accrued as of December 31, 2001, and is reflected in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

        During 1999, BE Aerospace sold its interest in its In-flight Entertainment group to Sextant In-Flight Systems LLC (SIFS). Accordingly, BE Aerospace entered into a plan asset transfer agreement with SIFS whereby the assets held in trust by the Plan for employees of SIFS were transferred to the SIFS Savings Plan (SIFS Plan) on January 3, 2000. All account assets for these employees, including the unvested portion of employer contributions were transferred to the SIFS Plan in accordance with the agreement. A liability for the asset transfer was accrued as of December 31, 1999, and is reflected in the statement of changes in net assets available for benefits.


4.     PARTY-IN-INTEREST TRANSACTIONS

        Plan assets are invested in investment fund products sold by PW Trust Company and the stock of the Company at December 31, 2001, 2000, and 1999. These entities are trustees as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


5.     SUBSEQUENT EVENT

        Effective January 1, 2002, the Company amended and restated the Plan to comply with the Economic Growth and Tax Relief Reconciliation Act. The Company has filed for a favorable Internal Revenue Service determination letter. Under the restated plan, participants will become fully vested in the Company's contributions after three years of service with the Company.

                             SUPPLEMENTAL SCHEDULES
                            PROVIDED PURSUANT TO THE
                              DEPARTMENT OF LABOR'S
                              RULES AND REGULATIONS

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2001

                                                                                                                    Fair
                                                                            Units               Cost               Value
                                                                    ----------------- ------------------- -------------------
GIC Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     541,100         $12,489,695         $13,864,342
Balanced Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     170,850           5,198,211           6,838,477
Capital Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     371,917           8,623,471          10,595,778
Strategic Balanced Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     231,512           4,865,714           5,651,437
Strategic Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     295,890           6,872,025           5,615,498
Mid-Cap Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     273,139           5,414,406           7,447,139
Overseas Equity Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     119,203           2,483,419           2,479,398
S&P 500 Index Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                                     199,165           2,850,789           2,671,998
Small Company Growth Portfolio of the
  PW Trust Company Pooled Trust for Employee
  Benefits Plan                                                                16,129           1,067,106           1,105,755
Concentrated Growth Portfolio of the PW Trust
  Company Pooled Trust for Employee Benefits
  Plan                                                                        247,508           1,340,529           1,204,127
Conservative Bond Portfolio of the PW Trust
  Company Pooled Trust for Employee Benefits
  Plan                                                                         82,661           2,288,180           2,330,188
BE Aerospace, Inc. common stock                                               598,816           7,966,160           5,492,781
Loans to participants (5.75% to 13% annual percentage rate)                                       394,775             394,775
                                                                                              -----------         -----------

                                                                                              $61,854,480         $65,691,693
                                                                                              ===========         ===========


SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

                                                              Purchase            Selling            Cost of             Net gain
                                                                price              price              asset               (loss)
                                                          ------------------ ------------------ ------------------- ----------------
GIC Portfolio of the PW Trust Company Pooled
  Trust for Employee Benefits Plan -
  415 purchases and 237 sales                                 $7,265,176         $3,201,170         $7,265,176         $(4,064,006)
Balanced Value Portfolio of the PW Trust Company
  Pooled Trust Company for Employee Benefits Plan -
  124 purchases and 143 sales                                  1,079,755          1,197,718          1,079,755             117,963
Capital Growth Portfolio of the PW Trust Company for
  Employee Benefits Plan - 183 purchases and 90 sales          1,484,037            341,216          1,484,037          (1,142,821)
Strategic Balanced Portfolio of the PW Trust Company for
  Employee Benefits Plan - 128 purchases and 154 sales         1,449,473          1,301,810          1,449,473            (147,663)
Strategic Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan -
  141 purchases and 247 sales                                  2,147,090          2,337,581          2,147,090             190,491
Mid-Cap Value Portfolio of the PW Trust Company for
  Employee Benefits Plan - 264 purchases and 135 sales         2,422,173          1,784,519          2,422,173            (637,654)
Overseas Equity Portfolio of the PW Trust Company for
  Employee Benefits Plan - 164 purchases and 197 sales         1,536,678          1,699,510          1,536,678             162,832
S&P 500 Index Portfolio of the PW Trust Company for
  Employee Benefits Plan - 168 purchases and 134 sales         2,028,330            846,854          2,028,330          (1,181,476)
Small Company Growth Portfolio Pooled Trust Company
  for Employee Benefits Plan - 165 purchases and 123 sales     1,290,831            784,080          1,290,831            (506,751)
Concentrated Growth Portfolio Pooled Trust Company
  for Employee Benefits Plan - 121 purchases and 196 sales     1,704,678          2,808,854          1,704,678           1,104,176
Conservative Bond Portfolio Pooled Trust Company
  for Employee Benefits Plan - 244 purchases and 99 sales      2,634,928            757,993          2,634,928          (1,876,935)
BE Aerospace, Inc. common stock - 161 sales                    1,171,051          1,475,123          1,171,051             304,072


BE AEROSPACE, INC.
SAVINGS PLAN




                                    SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator as duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   BE AEROSPACE, INC. SAVINGS PLAN




Date:  June 28, 2002               By /s/ Joseph A. Piegari
                                      ---------------------
                                      Joseph A. Piegari
                                      Plan Administrator
                                      BE AEROSPACE, INC.